UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025 (Report No. 3)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Press Releases

On July 30, 2025, SciSparc Ltd. (the “Company”) issued: (i) a press release titled “SciSparc-Clearmind Collaboration Leads to Filing of International Patent Application for Novel Combination Therapy Targeting Weight Loss and Fatty Liver Disease,” a copy of which is furnished herewith as Exhibit 99.1 and is incorporated by reference herein; and (ii) a press release titled “SciSparc Announces Updates Regarding Proposed Merger; Form F-4 Registration Statement Has Been Declared Effective by SEC,” a copy of which is furnished herewith as Exhibit 99.2 and is incorporated by reference herein.

Additional Information and Where You Can Find It

In connection with the proposed transactions between the Company and AutoMax Motors Ltd. (“AutoMax”), the Company has filed a registration statement, which has been declared effective by the SEC, and a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for the registration statement or the proxy statement/prospectus or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the registration statement or the proxy statement/prospectus, as applicable, and all other relevant documents filed or furnished or that will be filed with or furnished to the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the registration statement, the proxy statement/prospectus and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The proxy statement/prospectus is available free of charge on the Company’s website at https://investor.scisparc.com/, by contacting the Company’s Investor Relations at IR@scisparc.com or by phone at +972-3-6167055.

Participants in Solicitation

The Company, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s Ordinary Shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 20-F, for the year ended December 31, 2024, filed with the SEC on April 24, 2025. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Third Amendment to LOI with Miza III Ventures Inc

On July 31, 2025, the Company entered into a third amendment (the “Amendment”) to the non-binding letter of intent (the “LOI”), as amended on December 16, 2024 and on March 28 2025, with Miza III Ventures Inc. (“Miza”). According to the Amendment, the deadline to enter into definitive agreements was extended from June 30, 2025, to October 15, 2025, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than October 31, 2025, which was extended from July 31, 2025. All other material terms of the LOI remain unchanged and the parties continue to work diligently towards the completion of the proposed transaction.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when discussing that the deadline to enter into definitive agreements may be further extended by mutual written agreement of the parties and the timing of the closing of the proposed transaction. Since such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Form 6-K. The forward-looking statements contained or implied in this Form 6-K are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by SciSparc Ltd. titled “SciSparc-Clearmind Collaboration Leads to Filing of International Patent Application for Novel Combination Therapy Targeting Weight Loss and Fatty Liver Disease.”
99.2	Press release issued by SciSparc Ltd. titled “SciSparc Announces Updates Regarding Proposed Merger; Form F-4 Registration Statement Has Been Declared Effective by SEC.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: July 31, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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